Exhibit 99.1

Bitdeer Announces Acquisition of 200 Acres Near Rockdale Facility in Milam County, Texas to Support AI/HPC Infrastructure Development

September 1, 2026

●	Company acquires 200 acres of greenfield land in Milam County, Texas, near its existing 563 MW Rockdale facility

●	Outright ownership provides the long-term site control required to develop and finance AI/HPC data center infrastructure

●	Company believes its Rockdale site, with its existing large-load interconnection and established transmission infrastructure, is well positioned to receive additional power allocations over the coming years

SINGAPORE, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced the acquisition of 200 acres of land in Milam County, Texas (the “New Parcel”), near the Company’s existing Rockdale facility.

Unlocking Development Potential and Operational Control

Bitdeer has completed the fee simple acquisition of approximately 200 acres of greenfield property in Milam County, Texas for total consideration of approximately $100 million, paid in cash. The newly acquired parcel is near Bitdeer’s existing Rockdale facility and is expected to support the Company’s strategy to develop AI/HPC infrastructure alongside its existing operations.

The Milam County sites, including the New Parcel, currently feature approximately 563 MW of interconnected grid capacity with existing plans expected to scale to 742 MW, and a dedicated water supply.

Located within 70 miles of Austin, Texas, the acquisition represents a sizable and strategically located infrastructure asset for Bitdeer. The land acquisition strengthens Bitdeer’s long-term operational control and allows the Company to plan, finance and develop AI/HPC infrastructure at the sites. In addition, the acquisition removes one of the principal constraints on AI/HPC data center development at the location. The Company believes its Rockdale location is well positioned to receive further power allocations over the coming years, given its existing large-load interconnection and the established transmission and substation infrastructure serving the location.

Following this transaction, Bitdeer owns and/or operates approximately 255 acres and 742 MW of existing and pipeline power capacity in Milam County, and approximately 3.0 GW of total power capacity across its global site portfolio, including its facilities in the United States, Norway, Bhutan, Canada, Malaysia, and Ethiopia.

“Securing outright ownership of land in Milam County reflects the disciplined approach we’re taking to expanding powered land under our control,” said Michael G. Potter, Chief Financial Officer of Bitdeer. “Rockdale is one of the best-connected locations in our portfolio, and we believe it is well positioned to receive additional power over the coming years. Owning this land gives us greater long-term certainty over our development plans, eliminates the renewal risk associated with a lease, and provides flexibility to maintain our existing Bitcoin mining operations while we develop the newly acquired property. It’s a continuation of the progress we’ve been making across our platform to put Bitdeer in direct control of the sites that matter most to our growth.”

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X (formerly known as Twitter), Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, including statements regarding the Company’s development plans for the New Parcel and its expectations regarding the availability and timing of additional power capacity, the potential reallocation of existing interconnected capacity, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information in this press release as current or accurate after its publication date.

Investor & Media Contacts

Investor Relations

Tesh Dahya, Head of Investor Relations – tesh.dahya@bitdeer.com

Media

Eunice Hwangbo, Director, Corporate Communications – eunice.hwangbo@bitdeer.com